Exhibit 12

LifeCare Holdings, Inc.

Ratio of Earnings to Fixed Charges

($ in Thousands)

	Year Ended December 31,
	2011		2010	2009	2008		2007
Earnings adjusted for fixed charges:
Pre-tax income (loss)	$(34,104)		$2,952	$3,748	$(19,670)		$(60,705)
Add
Fixed charges	68,558		37,173	39,881	46,872		44,063

Pre-tax income (loss) before fixed charges and less preferred stock dividend requirements of consolidated subsidiaries	$34,454		$40,125	$43,629	$27,202		$(16,642)

Fixed charges:
Interest expense	$57,925		$28,656	$31,456	$38,431		$36,914
Interest portion of rent expense	10,633		8,517	8,425	8,441		7,149

Total fixed charges	$68,558		$37,173	$39,881	$46,872		$44,063

Ratio of earnings to fixed charges	(A	)	1.1	1.1	(A	)	(A )

(A)	For the years ended December 31, 2011, 2008 and 2007, the ratio coverage ratio was less than 1:1. The Company would have had to generate additional earnings as summarized below for each of these periods to have achieved a coverage ratio of 1:1.

Additional Earnings
Year Ended December 31, 2011	$34,104
Year Ended December 31, 2008	$19,670
Year Ended December 31, 2007	$60,705